UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

PERSHING SQUARE TONTINE HOLDINGS, LTD.

(Name Of Subject Company (Issuer) And Filing Person (Offeror))

Redeemable Warrants

(Title of Class of Securities)

71531R 117

(CUSIP Number of Redeemable Warrants)

William A. Ackman

787 Eleventh Avenue, Ninth Floor

New York, New York, 10019

(212) 813-3700

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Joseph C. Shenker Scott D. Miller Alan J. Sinsheimer Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000	Stephen Fraidin Gregory P. Patti Jr. Cadwalader, Wickersham & Taft LLP 200 Liberty Street New York, New York 10281 221-504-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$131,498,869.04	$14,346.53

*

Calculated solely for purposes of determining the filing fee. As described herein and subject to the terms and conditions set forth herein, the aggregate consideration offered by the issuer in this transaction is equal to the result of (i) 22,222,222, the number of issued and outstanding distributable redeemable warrants multiplied by (ii) 0.2650, the number of shares of Class A Common Stock for which each warrant may be exchanged in the offer multiplied by (iii) $22.33, the average of the high and low prices as reported on the New York Stock Exchange on July 6, 2021.

**

The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 issued August 26, 2020, for fiscal year 2021, and equals $109.10 per $1,000,000 of the value of the transaction.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

SCHEDULE TO

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by Pershing Square Tontine Holdings, Ltd., a Delaware corporation (the “Company”) and relates to the offer by the Company to exchange up to 22,222,222 of its outstanding distributable redeemable warrants (the “Public Warrants”), at an exchange ratio of 0.2650 shares of the Company’s Class A common stock, $0.0001 par value (“Class A Common Stock”) per Public Warrant. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Exchange dated July 8, 2021 (the “Offer to Exchange”) and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii) (the “Exchange Offer Letter of Transmittal”), respectively (which together, as they may be amended or supplemented from time to time, constitute the “Warrant Exchange Offer”). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

All information included in the Offer to Exchange and the related Exchange Offer Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, are incorporated by reference in answer to Items 1 through 11 in this Tender Offer Statement on Schedule TO.

ITEM 1.	SUMMARY TERM SHEET

The information set forth in the section captioned “Summary Term Sheet” of the Offer to Exchange is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION

(a) Name and Address: The name of the subject company is Pershing Square Tontine Holdings, Ltd., a Delaware corporation. The address of its principal executive office is 787 Eleventh Avenue, Ninth Floor, New York, New York, 10019 and its telephone number is (212) 813-3700. The information set forth in the section of the Offer to Exchange entitled “Information About the Company” is incorporated herein by reference.

(b) Securities: This Schedule TO relates to the 22,222,222 Public Warrants sold as part of the units in the Company’s initial public offering which was completed on July 24, 2020. The information set forth in the section of the Offer to Exchange entitled “Price Range of Securities” is incorporated herein by reference, including the description of the Company’s initial public offering, which was conducted pursuant to an effective registration statement under the Securities Act of 1993, as amended (the “Securities Act”).

(c) Trading Market and Price: The information set forth in the section of the Offer to Exchange entitled “Price Range of Securities” is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

(a) Name and Address: The name of the subject company is Pershing Square Tontine Holdings, Ltd., a Delaware corporation. The address of its principal executive office is 787 Eleventh Avenue, Ninth Floor, New York, New York, 10019 and its telephone number is (212) 813-3700. The names of the executive officers and directors of the Company, as of the date of the commencement of the Warrant Exchange Offer, are set forth below. The information set forth in the sections of the Offer to Exchange entitled “The UMG Business Combination—Background of the UMG Business Combination,” “The UMG Business Combination—Interests of Certain Persons in The UMG Business Combination” and “Information About the Company” are incorporated herein by reference.

Name	Title
William A. Ackman	Chairman and Chief Executive Officer; Director
Ben Hakim	President
Michael Gonnella	Chief Financial Officer
Steve Milankov	Corporate Secretary
Lisa Gersh	Director
Michael Ovitz	Director
Jacqueline D. Reses	Director
Joseph S. Steinberg	Director

ITEM 4.	TERMS OF THE TRANSACTION

(a) Material Terms: The information set forth in the sections of the Offer to Exchange entitled “Summary Term Sheet,” “The Warrant Exchange Offer,” “The UMG Business Combination,” and “UMG Business Combination Documents” are incorporated herein by reference.

(b) Purchases: The information set forth in the sections of the Offer to Exchange entitled “Summary Term Sheet,” “The Warrant Exchange Offer—Purpose of the Warrant Exchange Offer; Certain Effects of the Warrant Exchange Offer” and “The UMG Business Combination—Interests of Certain Persons in The UMG Business Combination” are incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a) Agreements Involving the Subject Company’s Securities: The information set forth in the sections of the Offer to Exchange entitled “Summary Term Sheet,” “The UMG Business Combination,” “The UMG Business Combination—Interests of Directors and Executive Officers” and “Certain Relationships and Related Party Transactions” are incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a) Purposes: The information set forth in the sections of the Offer to Exchange entitled “Summary Term Sheet,” “The UMG Business Combination” and “The Warrant Exchange Offer—Purpose of the Warrant Exchange Offer; Certain Effects of the Warrant Offer” are incorporated herein by reference.

(b) Use of the Securities Acquired: The information set forth in the section of the Offer to Exchange entitled “The Warrant Exchange Offer—Purpose of the Warrant Exchange Offer; Certain Effects of the Warrant Offer” and “The Warrant Exchange Offer—Source and Amount of Funds” is incorporated herein by reference.

(c) Plans: The information set forth in the sections of the Offer to Exchange entitled “The UMG Business Combination” and “The Warrant Exchange Offer—Purpose of the Warrant Exchange Offer; Certain Effects of the Warrant Offer” are incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a) Source of Funds: The information set forth in the sections of the Offer to Exchange entitled “Summary Term Sheet” and “The Warrant Exchange Offer—Source and Amount of Funds” are incorporated herein by reference.

(b) Conditions: Not applicable.

(c) Borrowed Funds: Not applicable.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a) Securities Ownership: The information set forth in the sections of the Offer to Exchange entitled “The UMG Business Combination—Interests of Certain Persons in the UMG Business Combination,” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” of the Offer to Exchange are incorporated herein by reference.

(b) Securities Transactions: Not applicable.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a) Solicitations or Recommendations: The information set forth in the sections of the Offer to Exchange entitled “Summary Term Sheet” and “The Warrant Exchange Offer—Fees and Expenses” are incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS

(a) Financial Information: The financial statements and other financial information of the Company included in the Offer to Exchange are incorporated by reference herein.

(b) Pro Forma Financial Information: The information set forth in the sections of the Offer to Exchange entitled “Summary Unaudited Pro Forma Financial Information” is incorporated herein by reference.

ITEM 11.	ADDITIONAL INFORMATION

(a) Agreements, Regulatory Requirements and Legal Proceedings: The information set forth in the sections of the Offer to Exchange entitled “The UMG Business Combination,” “UMG Business Combination Documents,” “The Warrant Exchange Offer—Interests of Directors and Executive Officers” and “The Warrant Exchange Offer—Certain Legal Matters; Regulatory Approvals” are incorporated herein by reference.

(b) Other Material Information: The information in the Offer to Exchange and the related Exchange Offer Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, are incorporated herein by reference.

ITEM 12.	EXHIBITS

See Exhibit Index.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: July 8, 2021	PERSHING SQUARE TONTINE HOLDINGS, LTD.

	By:	/s/ William A. Ackman
	Name:	William A. Ackman
	Title:	Chief Executive Officer and Chairman

EXHIBIT INDEX

(a)(1)(i)	Offer to Exchange, dated July 8, 2021.

(a)(1)(ii)	Form of Exchange Offer Letter of Transmittal (including IRS Form W-9)

(a)(1)(iii)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(iv)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Press Release, dated June 20, 2021 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission (“SEC”) on June 21, 2021).

(a)(5)(ii)	UMG Video Presentation Transcript, dated June 23, 2021 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 25, 2021).

(a)(5)(iii)	Investor Call Transcript, dated June 23, 2021 (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the SEC on June 25, 2021).

(a)(5)(iv)	Investor Presentation, dated June 23, 2021(incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K filed with the SEC on June 25, 2021).

(a)(5)(v)	Frequently Asked Questions, dated June 25, 2021 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 25, 2021).

(a)(5)(vi)	Press Release, dated June 25, 2021 (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the SEC on June 25, 2021).

(b)	Not applicable.

(c)	Opinion of Perella Weinberg Partners LP, dated June 19, 2021.

(d)(i)	Share Purchase Agreement, dated as of June 20, 2021, by and among the Company and Vivendi S.E. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company with SEC on June 25, 2021).

(d)(ii)	Pershing Entities Letter Agreement, dated June 20, 2021, by and among Pershing Square Tontine Holdings, Ltd, Pershing Square TH Sponsor, LLC, Pershing Square Holdings, Ltd., Pershing Square, L.P., Pershing Square International, Ltd., Lisa Gersh, Michael Ovitz, Jacqueline D. Reses and Joseph S. Steinberg (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company with SEC on June 25, 2021).

(d)(iii)	Registration Rights Agreement, dated June 20, 2021, by and among Pershing Square Tontine Holdings, Ltd, Pershing Square TH Sponsor, LLC, and Universal Music Group B.V. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Company with SEC on June 25, 2021).

(d)(iv)	Indemnification Agreement, dated June 20, 2021, by and between Pershing Square Tontine Holdings, Ltd. and Vivendi S.E. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Company with SEC on June 25, 2021).

(d)(v)	Seconded Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.4 to Amendment No. 4 to Registration Statement on Form S-1/A filed by the Company with the SEC on July 20, 2020).

(d)(vi)	Bylaws of the Company (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Company with SEC on July 28, 2020).

(d)(vii)	Warrant Agreement, dated July 21, 2020, between the Company and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Company with SEC on July 28, 2020).

(d)(viii)	Form of Amendment to Warrant Agreement, between the Company and Continental Stock Transfer & Trust Company, as warrant agent.*

(d)(ix)	Sponsor Warrant Agreement, dated July 21, 2020, between the Company and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by the Company with SEC on July 28, 2020).

(d)(x)	Director Warrant Agreement, dated July 21, 2020, between the Company and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.3 to Form 8-K filed by the Company with SEC on July 28, 2020).

(d)(xi)	Securities Subscription Agreement, dated May 7, 2020, between the Company and Pershing Square TH Sponsor, LLC (incorporated by reference to Exhibit 10.5 to Amendment No. 1 to the Registration Statement on Form S-1/A filed by the Company with the SEC on July 6, 2020).

(d)(xii)	Amended and Restated Promissory Note, dated June 20, 2020, issued to Pershing Square TH Sponsor, LLC (incorporated by reference to Exhibit 10.1 to Amendment No. 1 to Registration Statement on Form S-1/A filed by the Company with the SEC on July 6, 2020).

(d)(xiii)	Forward Purchase Agreement, dated June 21, 2020, between the Company, Pershing Square, L.P., Pershing Square International, Ltd., and Pershing Square Holdings, Ltd. (incorporated by reference to Exhibit 10.9 to Amendment No. 1 to the Registration Statement on Form S-1/A filed by the Company with the SEC on July 6, 2020).

(d)(xiv)	Letter Agreement, dated July 21, 2020, among the Company, and its directors, officers, Pershing Square TH Sponsor, LLC, Pershing Square, L.P., Pershing Square International, Ltd. and Pershing Square Holdings, Ltd. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company with SEC on July 28, 2020).

(d)(xv)	Registration Rights Agreement, dated July 21, 2020, between the Company and its directors, Pershing Square TH Sponsor, LLC, Pershing Square, L.P., Pershing Square International, Ltd. and Pershing Square Holdings, Ltd. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Company with SEC on July 28, 2020).

(d)(xvi)	Sponsor Warrant Purchase Agreement, dated July 21, 2020, between the Company and Pershing Square TH Sponsor, LLC (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Company with SEC on July 28, 2020).

(d)(xvii)	Director Warrant Purchase Agreement, dated July 21, 2020, between the Company and Lisa Gersh (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Company with SEC on July 28, 2020).

(d)(xviii)	Director Warrant Purchase Agreement, dated July 21, 2020, between the Company and Michael Ovitz (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by the Company with SEC on July 28, 2020).

(d)(xix)	Director Warrant Purchase Agreement, dated July 21, 2020, between the Company and Jacqueline Reses (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed by the Company with SEC on July 28, 2020).

(d)(xx)	Director Warrant Purchase Agreement, dated July 21, 2020, between the Company and Joseph Steinberg (incorporated by reference to Exhibit 10.8 to the Current Report on Form 8-K filed by the Company with SEC on July 28, 2020).

(d)(xxii)	Director Warrant Purchase Agreement, dated July 21, 2020, between the Company and The Joseph S and Diane H Steinberg Charitable Trust (incorporated by reference to Exhibit 10.9 to the Current Report on Form 8-K filed by the Company with SEC on July 28, 2020).

(d)(xxiii)	Director Forward Purchase Agreement, dated July 21, 2020, between the Company and Michael Ovitz (incorporated by reference to Exhibit 10.10 to the Current Report on Form 8-K filed by the Company with SEC on July 28, 2020).

(d)(xxiv)	Director Forward Purchase Agreement, dated July 21, 2020, between the Company and Jacqueline Reses (incorporated by reference to Exhibit 10.11 to the Current Report on Form 8-K filed by the Company with SEC on July 28, 2020).

(g)	Not applicable.

(h)	Not applicable.

*	To be filed by amendment.